Exhibit 99.1

Mountain Province Diamonds to Begin Trading on NASDAQ Stock Market

Shares Issued and Outstanding: 135,204,550
TSX: MPV
NYSE MKT: MDM

TORONTO and NEW YORK, Dec. 19, 2014 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) today announced that it has been approved for listing on the NASDAQ under the symbol MDM. Trading on the NASDAQ is expected to commence on December 31, 2014. The Company's common stock will continue to trade on the NYSE MKT until the market close on December 30, 2014.

Patrick Evans, Chief Executive Officer of Mountain Province Diamonds, commented: "We are pleased to announce our listing on the NASDAQ. We believe the move to NASDAQ will improve the visibility of our stock, enhance trading liquidity in our shares and provide us with greater exposure to institutional investors."

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

Gahcho Kué is the world's largest and richest new diamond mine. A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

The Gahcho Kué Joint Venture has received approval for a Class A Land Use Permit and Type A Water License, permits required for the completion of construction of the Gahcho Kué diamond mine. Site preparation commenced in December 2014 and the overall project is on schedule for first production during H2 2016.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc.: Patrick Evans, President and CEO, 161 Bay Street, Suite 2315, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:05e 19-DEC-14